Portion of a script of remarks of John N. Milne, Vice Chairman, Chief
 Acquisition Officer, Secretary and Director of Parent relating to the Offer, made during a meeting with potential investors held on June 8, 1999.

 RENTAL SERVICE CORPORATION TENDER OFFER

 As you may be aware, on April 5 we made a $22.75 per share cash tender offer to acquire Rental Service Corporation, the third largest equipment rental company in the U.S. We believe our offer, which is a 32% premium to the RSC share price prior to our offer, represents a very attractive proposal to the RSC shareholders, both in terms of the premium and the certainty of cash. Our offer expires on June 18.

 Rental Service has 249 branches in 27 states, and the Street estimates that its revenue this year will be about $780 million.

 While we currently have operations in 25 of the 27 states in which Rental Service operates, RSC has primarily been focused on secondary areas while we have focused on larger metropolitan regions. By consolidating selected locations and certain corporate functions, we believe we could achieve about $20 million in annual cost savings. This is only a rough estimate, however, since despite our many requests, Rental Service has shared no information with us.

 We are confident that we could efficiently integrate the two companies. At United Rentals, we have a strong operating infrastructure already in place to support further expansion. United Rentals and RSC share a common decentralized operating approach and use the same software system, which our Wynne Systems subsidiary provided to Rental Service under strict terms set forth in a license agreement.

 This potential acquisition would be in line with a central theme that we
 have been talking about since our IPO   that as you get bigger in this
 industry, you get better. Better in terms of purchasing power, utilizing equipment, selling used equipment, attracting and retaining talented employees, and in improving the overall cost structure in general.

 I'd now like to turn it over to Wayland to discuss operations.